1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
215.963.5000                                                   Counselors at Law
Fax: 215.963.5001


LEON SALKIN
ASSOCIATE
215.963.5620
LSALKIN@MORGANLEWIS.COM


May 20, 2014


FILED AS EDGAR CORRESPONDENCE


Karen Rossotto, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


     Re: The Advisors' Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)
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Dear Ms. Rossotto:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on April 18, 2014, regarding the Trust's post-effective amendment no. 172, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 174, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on March 5, 2014 pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Frost Aggressive Allocation Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. In the last sentence of the first paragraph in the "Fund Fees and Expenses" section, please disclose, if applicable, where information regarding sales charge discounts is in the SAI.

     RESPONSE. The SAI does not contain information regarding sales charge discounts.

2. COMMENT. In the "Principal Investment Strategies" section, please reference the emerging market securities, junk bonds and derivatives investments disclosed in the "Principal Risks" section.

     RESPONSE. The requested changes have been made.

3. COMMENT. Please confirm supplementally that all principal investment strategies of the Fund are included in the "Principal Investment Strategies" section.

     RESPONSE. The Adviser has confirmed that all principal investment strategies of the Fund are included in the "Principal Investment Strategies" section.

4. COMMENT. In the "Performance Information" section, please provide a statement to the effect that the Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. If applicable, also include a statement explaining that updated performance information is available and providing a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained.

     RESPONSE. The following disclosure has been added to the section:

          Of course, the Fund's past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future. Current performance information is available on the Fund's website at www.frostbank.com or by calling the Fund at 1-877-71-FROST.

5. COMMENT. In the "More Information about Fund Investments" section, please state, if applicable, that shareholders will be provided notice of a change in the Fund's investment objective.

     RESPONSE. The Fund does not currently have a policy requiring shareholder notice of a change in the Fund's investment objective.

6. COMMENT. Please state that a description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available on the Fund's website, if applicable.

     RESPONSE. A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is not available on the Fund's website.

COMMENT ON THE STATEMENT OF ADDITIONAL INFORMATION

7. COMMENT. Under "The Distribution Plan" heading in "The Distributor" section, please describe the anticipated benefits to the Fund that may result from the Plan.

     RESPONSE. The following disclosure has been added to the section:

          The Plan provides a method of paying for distribution services and providing compensation to the Distributor or Agents for post-sales servicing, which may help the Fund grow or maintain asset levels to provide operational efficiencies and economies of scale.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Salkin